XRPRO SCIENCES, INC.

One Kendall Square, Suite B2002

Cambridge, MA 02139

(617) 631-8825

May 13, 2015

VIA EDGAR

United States Securities

     and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

  Assistant Director

Re:           Registration Statement on Form S-1

File No. 333-203550

XRpro Sciences, Inc.

Dear Mr. Riedler:

XRpro Sciences, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 4:30 p.m. Washington, D.C. time on May 14, 2015, or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that: (i) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

XRPRO SCIENCES, INC. By: /s/ Richard Cunningham Richard Cunningham Chief Executive Officer